The Case for Change at Duke Energy

Today, Duke Energy shareowners will vote on the re-election of 15 directors at the company’s annual meeting in Charlotte.  Our public pension funds, two of the largest pension systems in the world, are substantial long-term Duke Energy shareowners.  We will cast our combined 3.9 million shares against four of those directors for risk oversight failures related to an environmental disaster in February.  All four are longstanding directors who sit on the board committee responsible for overseeing the company's environmental, health and safety goals, objectives and compliance, as well as its lobbying and political activities.

In February, 39,000 tons of pollutants were spilled into the Dan River near Eden, North Carolina.  Seventy miles of river were coated in coal ash, making this the third largest ash spill on record.  Federal and state regulators are reviewing potential violations of the Clean Water Act.  Federal prosecutors have reportedly opened a criminal investigation into the relationship between the company and North Carolina’s environmental regulators.  It should come as no surprise that we are also voting in favor of a shareowner proposal at today’s meeting that calls for comprehensive disclosure of the company’s political spending.

Just as the financial crisis exposed the lack of independent directors with the necessary expertise to oversee risk at the world’s most complex financial institutions, the Dan River spill and its aftermath have exposed a similar hole on the Board of the nation’s largest electric utility.  Duke produces 41 percent of its power from coal.  And yet the company’s Board nominees have precious little experience to call on in this crisis — in terms of directors with the necessary expertise in coal, environmental management and regulation.

Duke recently said the costs to remediate the spill are not expected to be material to the company.  However, the company also acknowledged, “Other costs related to the Dan River release and other ash basins, including regulatory directives, natural resources damages, pending litigation, future claims or litigation, long-term environmental impact costs, long-term operational changes, and costs associated with new laws and regulations cannot be reasonably estimated at this time.”

As long-term shareowners, we are deeply troubled by the reputational harm to the company as a result of the spill.  The rally planned outside today’s shareowner meeting is a poignant reminder of the damage done to the company’s relationship with its communities.

This disaster has put the spotlight on the inadequacy of the Board’s environmental and regulatory risk oversight leading up to the spill, when it was under pressure by environmental groups to move its coal ash ponds away from drinking water.  Equally troubling for shareowners, it has put the spotlight on the board’s underwhelming response.

The Board has yet to step up to take the action which we regard as necessary.  At a minimum, it must commence an independent review to identify and remedy oversight failures and address why the warning signs from environmental groups were not heeded.

Not only do we want Board members to step down, we want a full review of the Board’s skills and expertise — and for Duke to bring in fresh talent with experience and deep knowledge of the coal industry, environmental risk and relevant regulatory expertise.

The story that is told here, of a board without the proper expertise among independent directors to oversee key risks, is not new.  It similar to the story of the financial crisis.  Since the collapse of the financial markets in 2008, shareowners (and regulators) have pressed bank boards to add directors with financial expertise, and shareowners have held accountable bank directors who were ill-equipped to oversee risk on our behalf.

The major risks that energy companies face, from environmental management and compliance to climate change, likewise require the right mix of directors in the board room.  Let the Dan River spill serve a wake-up call to investors and directors alike.   For an energy company, environmental risk management is a critical area for independent board oversight.

Scott M. Stringer is the Comptroller of the City of New York and investment adviser and a trustee of the New York City Pension Funds.  Anne Simpson is Senior Portfolio Manager and Director of Global Governance for CalPERS.